Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Atai Holdco, Inc.	Delaware
Atai Life Sciences US, Inc.	Delaware
Atai Life Sciences AG	Germany
Atai Life Sciences UK Ltd	England and Wales
Atai Therapeutics, Inc. (f.k.a. Viridia Life Sciences, Inc.)	Delaware
DemeRx IB, Inc.*	Delaware
EmpathBio, Inc.	Delaware
EntheogeniX Biosciences, Inc.*	Delaware
GABA Therapeutics, Inc.	Delaware
InnarisBio, Inc.*	Delaware
IntroSpect Digital Therapeutics, Inc.*	Delaware
Invyxis, Inc.*	Delaware
Kures Inc.	Delaware
Perception Neuroscience Holdings, Inc.	Delaware
PsyProtix, Inc.	Delaware
Recognify Life Sciences, Inc.	Delaware
Revixia Life Sciences, Inc.*	Delaware

*Merged into Atai Therapeutics, Inc. as of December 30, 2023